CAPITALA FINANCE CORP.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.

4201 Congress St., Suite 360

Charlotte, NC 28209

September 24, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Capitala Finance Corp., CapitalSouth Partners Fund II Limited Partnership,
CapitalSouth Partners SBIC Fund III, L.P.
Joint Registration Statement on Forms N-2 and N-5
File Nos. 333-188956, 333-191292, 333-191293

Ladies & Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Capitala Finance Corp., CapitalSouth Partners Fund II Limited Partnership, CapitalSouth Partners SBIC Fund III, L.P. (collectively, the “Registrant”) hereby respectfully request that the above-captioned registration statement, including all amendments thereto, be ordered effective on September 24, 2013, at 4:00 p.m., New York City time, or as soon thereafter as practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (704) 376-5502 or our counsel, Steven B. Boehm, of Sutherland Asbill & Brennan LLP at (202) 383-0176.

[Signature Page to Follow]

Sincerely,

Capitala Finance Corp.

By:	/s/ Joseph B. Alala, III
Name:	Joseph B. Alala, III
Title:	Chief Executive Officer and President

CapitalSouth Partners Fund II Limited Partnership

By:	CapitalSouth Partners F-II, LLC, its General Partner

By:	/s/ Joseph B. Alala, III
Name:	Joseph B. Alala, III
Title:	Managing Member, President and Chief Executive Officer

CapitalSouth Partners SBIC Fund III, L.P.

By:	CapitalSouth Partners F-III, LLC, its General Partner

By:	/s/ Joseph B. Alala, III
Name:	Joseph B. Alala, III
Title:	Managing Member, President and Chief Executive Officer